UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-13417

NOTIFICATION OF LATE FILING

(Check One):     [   X   ] Form 10-K      [      ]    Form 11-K      [      ]    Form 20-F      [      ]    Form 10-Q      [      ]    Form N-SAR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Read instruction (on back page before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant:	Hanover Capital Mortgage Holdings, Inc.

Former name if applicable:

Address of principal executive office (Street and number): 379 Thornall Street

City, State and Zip Code: Edison, NJ 08837

Part II. Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Company management, after discussions with its independent auditor, have determined the need to adjust its accounting treatment for reimbursable out-of-pocket expenses incurred in connection with the performance of work under certain service contracts. In prior periods, the Company characterized reimbursable out-of-pocket expenses as receivables, not as revenue with a corresponding expense. This accounting treatment had been consistently applied and reported by the Company through the third quarter 2004. The Company determined that it should have characterized the reimbursable expenses as revenue with a corresponding expense in the statement of income. The Company is in the process of determining the impact on revenues (and the corresponding impact on expenses) for the year ended December 31, 2004 and for prior periods which will be included in the Company’s annual report on Form 10-K for the year ended December 31, 2004. This adjustment of accounting treatment will have no impact on net income for any period covered by this report or any prior period.

In addition, the Company is in the process of completing its review and assessment of its internal controls over financial reporting as of December 31, 2004 in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and the rules of the Public Company Accounting Oversight Board. After discussions with its independent auditor, the Company has determined that it will need additional time to complete this process and then obtain the report of its independent auditor on the Company’s assessment of internal control over financial reporting as well as the audit report with respect to the Company’s financials.

Due to the need for additional time to complete the review and assessment of both its adjustment to its accounting treatment with respect to reimbursable out-of-pocket expenses and its internal controls over financial reporting, the Company was unable to file its annual report on Form 10-K for the year ended December 31, 2004 by March 16, 2005 without unreasonable expense or effort.

The Company expects to file its annual report on Form 10-K for the year ended December 31, 2004 as soon as possible, but in no event later than 15 calendar days from March 16, 2005.

Part IV. Other Information

          (1) Name and telephone number of person to contact in regard to this notification

J. Holly Loux	(732)	548-0101

(Name)	(Area code)	(Telephone number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[   X   ] Yes      [         ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[         ] Yes      [   X   ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hanover Capital Mortgage Holdings, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2005	By:	/s/ J. Holly Loux

	Name: Title:	J. Holly Loux Chief Financial Officer

Attention

Intentional misstatements or omissions of fact constitute Federal criminal violations (See U.S.C. 1001).